

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

René Russo, Pharm.D.
Chief Executive Officer
Xilio Therapeutics, Inc.
828 Winter Street
Waltham, MA 02451

> **Re:** **Xilio Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.11 – 10.13**
> **Filed October 1, 2021**
> **File No. 333-259973**

Dear Dr. Russo:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance